Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 622,437.75		$ 85.96
	Total Transaction Valuation:	$ 622,437.75
	Total Fees Due for Filing:			$ 85.96
	Total Fees Previously Paid:			$ 85.96
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	The amount is based upon the offer to purchase up to 461,065 Units of Limited Partnership Interest at $1.35 per Unit. The fee was paid in connection with the filing of the Schedule TO-I by Everflow Eastern Partners, L.P. on April 30, 2026. This is the final amendment to the Schedule TO-I and is being filed to report the results.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources